PRESS RELEASE

Exhibit 99.1

ASLAN PHARMACEUTICALS ANNOUNCES STRATEGIC PRIORITISATION OF CLINICAL DEVELOPMENT PROGRAMS AND CORPORATE RESTRUCTURING

Singapore, 30 January 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets, today announced a strategic corporate restructuring to focus its resources on its lead clinical programs: varlitinib in biliary tract cancer (BTC), ASLAN003 in acute myeloid leukaemia (AML) and ASLAN004 in atopic dermatitis.

ASLAN will focus its resources on the late-stage development of varlitinib as a potential novel treatment for first- and second-line BTC. Enrolment in a global pivotal study of varlitinib in second-line BTC, the TreeTopp (TREatmEnT OPPortunity) study, was completed ahead of schedule in December 2018 and topline data is expected in the second half of 2019. ASLAN will be closing the ongoing single-arm second-line BTC study in China as it is now expected to read out after the TreeTopp study. If positive, data from the TreeTopp study will be used to submit a New Drug Application (NDA) in China, the US and other major geographies.

ASLAN recently reported positive phase 1b results from an ongoing study of varlitinib as a first-line treatment for BTC which demonstrated that varlitinib increased objective response rate compared to standard of care and this study will continue to recruit patients to strengthen this dataset.

The clinical development of ASLAN003 in AML and ASLAN004 in atopic dermatitis remains on track. ASLAN expects to complete the first part of the phase 2 study of ASLAN003 in AML and the phase 1 SAD study of ASLAN004 in the first half of 2019.

Following this strategic review, ASLAN will reduce its cost base, including a reduction in headcount by 30%. In total, the planned changes will lower operational costs by 50%. ASLAN does not expect to incur any material restructuring charges.

In addition to the reduction in headcount, Dr Bertil Lindmark, currently Chief Medical Officer, has announced he will retire and return to Europe. Dr Chih-Yi Hsieh, currently VP Medical and GM Taiwan, will assume the role of acting Chief Medical Officer. Dr Mark McHale, Chief Operating Officer, will transition to the role of Chief Development Officer and Head of R&D with immediate effect.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “We remain committed to ensuring the most effective use of capital to support the development of our three key assets, varlitinib, ASLAN003 and ASLAN004, each of which have the potential to be critical value-drivers. We are approaching several significant milestones in 2019 and beyond, so it is important we complete key studies over the next two years. Restructuring the organisation has involved some tough decisions. It is difficult to lose outstanding members of the team who have contributed to ASLAN over the years and have tackled some of the most challenging obstacles to advancing new treatments for cancer.”

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6340 7287 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals
ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets. ASLAN targets diseases that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.